UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42604

TMD Energy Limited

(Exact name of Registrant as specified in its charter)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with an annual general meeting of shareholders (the “Meeting” or “Annual General Meeting”) of TMD Energy Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, the Company hereby furnishes the following documents:

EXHIBITS

Exhibit
Number	Description of Exhibit
99.1	Press release dated September 10, 2026
99.2	Proxy Statement and Notice of Annual General Meeting of Shareholders
99.3	Form of Proxy Card
99.4	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

By:	/s/ Dato’ Sri Kam Choy Ho
Name:	Dato’ Sri Kam Choy Ho
Title:	Director and Chief Executive Officer

Date: September 10, 2026